Exhibit 99.2

Estre Ambiental, Inc.

(the “Company”)

NOTICE OF ANNUAL GENERAL MEETING OF THE COMPANY

Notice is hereby given that an Annual General Meeting of the Company (the “AGM”) will be held at the offices of the Company located at 1830, Presidente Juscelino Kubitschek  Avenue, Tower I, 3rd Floor, Itaim Bibi, São Paulo, 04543-900 – SP, Brazil on 25 October 2018 at 10.30am (São Paulo time).

The  AGM  will  be  webcast  live  over  the  Internet.  You  should  attend  the   AGM  online  by visiting   www.virtualshareholdermeeting.com/ESTR2018 and following the instructions online.    By attending the AGM online, you can vote your shares electronically and submit your questions during the AGM. We encourage you to access the meeting prior to the start time. You will need to have your 16-Digit Control Number included in your personalised proxy card in order to attend the AGM.

The AGM will be held for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1
to resolve, as an ordinary resolution, that Gesner Oliveira, Fabio Pinheiro and Ricardo Pelúcio be appointed as Class I Directors of the Company with immediate effect, each to hold office in accordance with the Articles of Association of the Company;

2
to resolve, as an ordinary resolution, that the appointment of Ernst & Young Auditores Independentes S.S. as the independent auditors of the Company for the financial year ending 31 December 2018 be approved, ratified and confirmed; and

3
to consider and act upon all other matters which may properly come before the AGM or any adjournment thereof in accordance with the amended and restated memorandum and articles of association of the Company.

The AGM will also serve as an opportunity for shareholders to discuss Company affairs with management.

The Board of Directors of the Company (the “Board”) has fixed the close of business on 7 September 2018 as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the AGM or any adjournment thereof. The holders of record of the Ordinary Shares and the Class B Shares of the Company as at the close of business on the Record Date are entitled to receive notice of and attend the AGM and any adjournment thereof.

The Company’s 2017 annual report for the fiscal year ended 31 December 2017 was filed with the U.S. Securities and Exchange Commission (the “Commission”) on 20 June 2018, and amended by Amendment No. 1 thereto filed with the Commission on 2 July 2018 (together, the “Form 20-F”). Shareholders may obtain a copy of the Form 20-F, free of charge, from the Company’s website at http://www.estre.com.br/new-investor-relations/?lang=en, or by contacting the Company’s Investor Relations Department at 1830, Presidente Juscelino Kubitschek Avenue, Tower I, 3rd Floor, Itaim Bibi, São Paulo, 04543-900 – SP, Brazil, by email at ir@estre.com.br, or by telephone at +55 11 3709-2358.

In addition to the other information included in the Form 20-F, you will find in the Form 20-F biographies for the incumbent members of the Board, including the biographies of the three Class I Directors who are standing for appointment to the Board at the AGM.

The Board recommends that shareholders of the Company vote “FOR” each of the resolutions 1 and 2 at the AGM. Your vote is very important to the Company.

Whether or not you plan to attend the AGM, please promptly complete, date, sign and return the enclosed personalised proxy card attached to this Notice in the enclosed, pre-addressed envelope provided for that purpose.

By order of the Board

Name: Sergio Pedreiro

Title: Director

Dated: 20 September 2018

Registered Office:
c/o Maples Corporate Services Limited
PO Box 309, Ugland House
Grand Cayman
KY1-1104
Cayman Islands

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE AGM IN PERSON (VIA THE INTERNET AS DESCRIBED IN THE NOTICE OF THE AGM) OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead.

2
Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the AGM unless revoked prior to the AGM or the shareholder attends the AGM in person (via the internet as described in the Notice of the AGM) or executes a specific proxy.

3
A form of proxy for use at the AGM is enclosed. Whether or not you propose to attend the AGM in person (via the internet as described in the Notice of the AGM), you are strongly advised to vote via the internet or by telephone as described in the Notice of the AGM or complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of Broadridge Investor Communication Solutions, Inc. located at 51 Mercedes Way, Edgewood, New York, 11717, United States of America marked for the attention of “Vote Processing”, not later than 48 hours before the time for the holding of the AGM or adjourned AGM in accordance with the Articles of Association of the Company. Returning the completed form of proxy will not preclude you from attending the AGM and voting in person (via the internet as described in the Notice of the AGM) if you so wish.

4
If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person (via the internet as described in the Notice of the AGM) or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

5
A shareholder holding more than one share entitled to attend and vote at the AGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

6
No business shall be transacted at the AGM unless a quorum is present. The holders of a one- third in nominal value of the Ordinary Shares and Class B Shares being individuals present in person (via the internet as described in the Notice of the AGM) or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum. No person shall be entitled to vote at the AGM unless he is registered as a shareholder of the Company on the record date for the AGM nor unless all calls or other sums presently payable by him in respect of such shares have been paid.

7
The articles of association of the Company provides that: (a) a person may participate at the AGM by conference telephone or other communications equipment by means of which all the persons participating in the AGM can communicate with each other; and (b) participation by a person in the AGM in this manner is treated as presence in person at the AGM.